0-50467

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
OCT 18 2005
WASH. D.C.
185
SECTION

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-105633

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

   Synergy Financial Group, Inc.
   310 North Avenue East
   Cranford, New Jersey 07016





05069706

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Synergy Financial Group, Inc. Employees' Savings & Profit Sharing Plan and Trust

Date: October 13, 2005

By: 

Kevin A. Wenthen
Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2004

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Synergy Financial Group, Inc.
Employees' Saving and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform that audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Synergy Financial Group Inc. Employees' Saving and Profit Sharing Plan as of December 31, 2004, and the changes in net assets available for benefits (modified cash basis) for the year then ended on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of Assets held at the end of the year, as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits (modified cash basis) of Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan as of December 31, 2003 in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The financial statement has been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits (modified cash basis) as of December 31, 2003 and, accordingly, do not express an opinion or any other form of assurance on it.

Demetrius & Company, L.L.C.

Demetrius and Company, L.L.C.
Wayne, New Jersey
September 27, 2005

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
DECEMBER 31, 2004 AND 2003 (UNAUDITED)

	2004	2003 (Unaudited)
ASSETS		
Investments	$ 6,854,991	$ 5,153,904
Participant loans	145,771	111,682
Other	-	1,615
TOTAL ASSETS	7,000,762	5,267,201
LIABILITIES		
Other	-	2,715
TOTAL LIABILITIES	-	2,715
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,000,762	$ 5,264,486

The accompanying notes are an integral part of these financial statements.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2004

ADDITIONS	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 1,260,664
Interest	18,291
Dividends	25,751
	1,304,706
Less investment expenses	(1,618)
	1,303,088
Contributions:	
Employer's	211,765
Participants'	292,396
Rollovers	34,185
	538,346
TOTAL ADDITIONS	1,841,434
DEDUCTIONS	
Deductions from net assets attributed to:	
Benefits paid to participants	77,508
Administration expenses	27,650
TOTAL DEDUCTIONS	105,158
NET INCREASE	1,736,276
NET ASSETS AVAILABLE FOR BENEFITS	
Beginning of year	5,264,486
END OF YEAR	$ 7,000,762

The accompanying notes are an integral part of these financial statements.

NOTE A - DESCRIPTION OF PLAN

The following description of Synergy Financial Group, Inc. ("Company") Employees' Savings & Profit Sharing Plan & Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and employee stock as investment options for participants. The Company will match the participant's contribution dollar for dollar up to 5% of the participant's salary, and the funds are invested directly in any investment offered by the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors and are invested in a portfolio of investments as directed by the Company. Contributions are subject to certain limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of service and is 100% vested after five years of credited service.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a four-year period or a ten-year period (if the spouse is the beneficiary). For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or through a partial lump-sum payment.

Forfeited Accounts. At December 31, 2004, forfeited nonvested accounts totaled $14,590. These accounts will be used to reduce future employer contributions. Also, in 2004, employer contributions were reduced by $14,590 from forfeited nonvested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Practices

The Plan's financial statements are prepared on a modified cash basis of accounting. The investments are presented at market value. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations and is a comprehensive basis of accounting other than GAAP in the United States of America. Therefore, certain additions and related assets are recognized when received rather than when earned, and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Estimates

The preparation of financial statements in conformity with modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

Synergy Financial Group, Inc. 316,654 shares of common stock	$ 4,350,152
Barclays Global Investors, NA - money market fund, 626,863 shares	626,954

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,260,664 as follows:

Mutual funds	$ 189,725
Common stock	1,070,939
	$ 1,260,664

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE E - TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the Trust's net investment income is exempt from income taxes. The Plan's administrator has obtained a favorable tax determination letter on a Prototype Plan that the Plan has adopted from the Internal Revenue Service ("IRS") dated March 7, 2002, in which the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC".) Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RISKS AND UNCERTAINCIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balance and the amounts reported in the statement of net assets available for benefits.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays a portion of the administrative expenses on behalf of the Plan.

SYNERGY FINANCIAL GROUP, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
PLAN 001
EIN 22-3798677
FORM 5500 SCHEDULE H PART IV LINE 4I -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments including maturity date	(d) Cost	(e) Current Value
	Barclays Global Investors, NA	Equity Index Fund/S&P 500		$ 225,703
	Barclays Global Investors, NA	Stable Value Fund		194,845
	Barclays Global Investors, NA	Midcapitalization Equity Index Fund		279,068
	Barclays Global Investors, NA	Money Market Fund		626,954
	Barclays Global Investors, NA	20+ Treasury Bond Fund		113,347
	Barclays Global Investors, NA	International Stock Fund		53,974
	Barclays Global Investors, NA	Strategic Asset Allocation Income Fund		36,076
	Barclays Global Investors, NA	Strategic Asset Allocation Growth Fund		99,092
	Barclays Global Investors, NA	Strategic Asset Allocation Growth Fund		32,792
	Barclays Global Investors, NA	Equity Growth Fund		139,377
	Barclays Global Investors, NA	Equity Value Fund		258,014
	Barclays Global Investors, NA	Russell 2000 Index Fund		173,475
	Barclays Global Investors, NA	NASDAQ 100 Index Fund		34,497
*	Bank of New York	Money Market Fund		237,625
*	Synergy Financial Group	Common Stock		4,350,152
	Participant loans	Member loans, interest rates range from 5% to 5.50% to be paid off within 5 years from date of loan		145,771
				$ 7,000,762

* Denotes a party-in-interest

See accompanying independent auditors' report.

EXHIBIT 23

Consent of Demetrius & Company, L.L.C.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan

We consent to incorporation by reference in the Registration Statement No. 333-115710 on Form S-8 of our report dated September 27, 2005, appearing in this Annual Report on Form 11-K for Synergy Financial Group, Inc. Employees' Saving and Profit Sharing Plan for the year ended December 31, 2004.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
September 27, 2005

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Synergy Financial Group, Inc.'s (the "Company") Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kevin A. Wenthen, Senior Vice President and Plan Administrator and A. Richard Abrahamian, Senior Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Kevin A. Wenthen
Senior Vice President
Plan Administrator



A. Richard Abrahamian
Senior Vice President and
Chief Financial Officer

October 13, 2005

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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